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                                                                   EXHIBIT 12-23

                           THE DETROIT EDISON COMPANY
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


                                        Three
                                        Months    Year Ended December 31
                                        Ended     ----------------------
                                        3/31/00   1999    1998     1997
                                        -------   ----    ----     ----

                                          (Millions, except for ratio)
Net income ..........................   $   97   $  434   $  418   $  417
                                        ------   ------   ------   ------

Taxes based on income:
   Income taxes .....................       52      211      260      288
   Municipal and state ..............        1        3        3        4
                                        ------   ------   ------   ------
     Total taxes based on income ....       53      214      263      292
                                        ------   ------   ------   ------

Fixed charges:
   Interest expense .................       69      284      278      282
   Allowance for funds used during
     construction ...................        -        4        -        -
   Interest factor of rents .........        9       34       34       34
                                        ------   ------   ------   ------
     Total fixed charges ............       78      322      312      316
                                        ======   ======   ======   ======

Earnings before taxes based on income
   and fixed charges ................   $  228   $  970   $  993   $1,025
                                        ======   ======   ======   ======

Ratio of earnings to fixed charges ..     2.92     3.01     3.18     3.24
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